Exhibit 99.2

Resignation of Chief Technology Officer

Missfresh Limited (the “Company”) (NASDAQ: MF) has recently received Mr. Yang Li’s resignation from the position as the Chief Technology Officer of the Company. Mr. Yang Li’s resignation was due to personal reasons and effective from March 7, 2022.